VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

January 5, 2023

Re:

Thumzup Media Corp.

Offering Statement on Form 1-A (as amended)

File No. 024-12067

To Whom It May Concern:

On behalf of Thumzup Media Corp. (the “Company”), I hereby request qualification of the above-referenced amended offering statement at 4:15pm, Eastern Time, on Monday, January 9, 2023 or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Steele
Robert Steele
Chief Executive Officer